UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Marchex, Inc.
(Name of Issuer)

Class B Common Stock, $0.01 par value per share
(Title of Class of Securities)

56624R108
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	56624R108

1	Names of Reporting Persons
B. Riley Financial, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
DE

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,042,791
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,042,791

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,042,791
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.3%*
12	Type of Reporting Person (See Instructions)
CO

*	Percent of class is based on 38,655,837 shares of common stock, par value $0.01 (the “Common Stock”), of Marchex, Inc. (the “Issuer”) outstanding as of November 8, 2023, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023 (the “10-Q”).

CUSIP No.	56624R108

1	Names of Reporting Persons
B. Riley Securities, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
DE

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
142,791 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
142,791 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
142,791 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.4%*
12	Type of Reporting Person (See Instructions)
BD

*	Percent of class is based on 38,655,837 shares of the Common Stock of the Issuer outstanding as of November 8, 2023, as reported by the Issuer in the 10-Q.
(1)	Represents 1,900,000 shares of Common Stock previously owned by BRS and subsequently transferred to BRFI.

CUSIP No.	56624R108

1	Names of Reporting Persons
BRF Investments, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
DE

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
1,900,000 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
1,900,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,900,000 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
4.9%*
12	Type of Reporting Person (See Instructions)
OO

*	Percent of class is based on 38,655,837 shares of the Common Stock of the Issuer outstanding as of November 8, 2023, as reported by the Issuer in the 10-Q.
(1)	Represents 1,900,000 shares of Common Stock previously owned by BRS and subsequently transferred to BRFI.

CUSIP No.	56624R108

1	Names of Reporting Persons
Bryant R. Riley
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,042,791
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,042,791

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,042,791
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.3%*
12	Type of Reporting Person (See Instructions)
IN

*	Percent of class is based on 38,655,837 shares of the Common Stock of the Issuer outstanding as of November 8, 2023, as reported by the Issuer in the 10-Q.

Item 1.

(a)	Name of Issuer: Marchex, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 520 Pike Street, Suite 2000, Seattle, WA 98101

Item 2(a).	Name of Persons Filing:

B. Riley Financial, Inc., a Delaware corporation (“BRF”),

B. Riley Securities, Inc., a Delaware corporation (“BRS”),

BRF Investments, LLC, a Delaware limited liability company (“BRFI”), and

Bryant R. Riley, an individual.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of BRF, BRS, BRFI and Bryant R. Riley is:

11100 Santa Monica Blvd. Suite 800

Los Angeles, CA 90025

Item 2(c).	Citizenship:

BRF, BRS and BRFI are organized under the laws of the State of Delaware.

Bryant R. Riley is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class B Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

56624R108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	Not applicable

(a)	☒	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

As of the date hereof, BRS directly owned 142,791 shares of common stock of the Issuer and BRFI directly owned 1,900,00 shares of common stock of the Issuer. As of the date hereof, BRF may beneficially own 2,042,791 shares of common stock of the Issuer, which are held directly by BRS and BRFI, which are BRF’s indirect wholly owned subsidiaries.

As of the date hereof, Bryant R. Riley may beneficially own 2,042,791 shares of common stock of the Issuer held directly by BRS and BRFI in the manner specified in the paragraph above.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any Common Shares owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the Common Shares that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(b)	Percent of Class:

As of the date hereof, BRS directly owned 0.4% of the outstanding shares of common stock of the Issuer and BRFI directly owned 4.9% of the outstanding shares of common stock of the Issuer. As of the date hereof, BRF as the parent company of BRS and BRFI may be deemed to have beneficially owned 5.3% of the outstanding shares of common stock of the Issuer directly owned by BRS and BRFI.

As of the date hereof, Bryant R. Riley may beneficially own 5.3% of the outstanding shares of common stock of the Issuer, including the common stock held directly by BRS and BRFI in the manner specified in the paragraph above.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any Common Shares owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the Common Shares that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See cover page Items 5-9.

(ii)	Shared power to vote or to direct the vote: See cover page Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of: See cover page Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of: See cover page Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY SECURITIES, INC.

By:	/s/ Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer

BRF INVESTMENTS, LLC

By:	/s/ Phillip Ahn
Name:	Phillip Ahn
Title:	Authorized Signatory

BRYANT R. RILEY

By:	/s/ Bryant R. Riley

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).